September 29, 2004

via facsimile and U.S. mail

FAX 713-869-7705
FAX 713-420-6603

Jeff Beason
Chief Accounting Officer
El Paso Corporation
El Paso Building
1001 Louisiana Street
Houston, TX  77002


RE:	El Paso Corporation
	Draft 2003 10-K SEC File No. 1-14365, Submitted 6-22-04
	8-K SEC File No. 1-14365 Filed 8-23-04
	Supplemental engineering information submitted 6-16-04,
          7-9-04 and 8-10-04


Dear Mr. Beason:


We have reviewed your filing and have the following engineering comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in
your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects.
We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


						Draft 10-K

Natural Gas and Oil Reserves, page 11

1. Here and page 180, you disclose that you have excluded proved reserves related to your equity ownership in various entities.  Paragraph
14(c) of
Financial Accounting Standard 69 requires your separate disclosure of such volumes. Please amend your document to comply with FAS 69.

Net Production, Sales Prices, Transportation and Production Costs, page 16

2. Supplementally, tell us how you deduct projected transportation costs in your standardized measure calculation, i.e. as a production cost component or as a product price reduction. If the latter, reconcile the differences between the nominal 12-31-03 spot prices - $32.55/BO and $5.97/MMBTU - and your average year-end prices - 31.02/BO and $5.89/MCFG.

Restatement Methodology, page 98

3. Amend your document here to compare your historical and restated proved reserves for 1998 and 1999.

Net proved developed and undeveloped reserves, pages 181, 182

4. On pages 96-97, the stated methodology for reconstructing your estimated proved oil and gas reserves (presumably) precludes revisions due to performance.  Your proved natural gas estimates for year-
end
2002
 include a negative revision of 154 BCF even though the nominal year-end spot gas price had increased substantially - $2.64/MMBTU for 2001 to
$4.75/MMBTU for 2002 - from the previous year-end. Amend your document to explain this seeming inconsistency.

5.  Amend your disclosure of proved liquid reserves to separate
NGL
volumes from crude oil per FAS 69, paragraph 10.

Standardized Measure..., page 186

6. Here you state, "These [investment and operating] decisions are based on various factors including...corporate investment criteria
.." Supplementally, tell us your specific corporate investment criteria that applied at year-end 2003. Explain whether you have claimed proved undeveloped reserves at year-end 2003 that did not meet these criteria.

						8-K

Production Operations, page 4

7. We understand that your U.S. properties produced 901 MMCFE/day and 805 MMCFE/day for the first and second quarters of 2004, respectively.
  Your supplemental reserve report projects an average of 880
MMCFE/day
 (= 321,082 MMCFE/365 days) for 2004. Supplementally, please explain the apparent shortfall in your production from your projections. Include schedules of significant differences from your projections for your major fields.
Address how you intend to reverse/attenuate this apparent
(11%/quarter)
 decline.

				Supplemental Information


Oklahoma CBM

8. Supplementally, compare the PUD reserves for horizontal wells you attributed here with the EUR for all the producing horizontal wells in the field. Tell us if you obtained the CBM gas content from desorption tests and, if so, how many different wells were sampled.

Gulf of Mexico

9. We note you attributed proved reserves to the EI 364 A-1 well solely on the basis of open hole well logs.  Topic 12 of Accounting
Series
Release No. 257 of the Staff Accounting Bulletins requires such attribution to be supported by comparison with similar reservoirs in the same field.
  Explain to us your attribution here of proved reserves.

10. Your estimated proved reserves for EI 371 A-11 (TB 10 sand) were reduced to 40% of the volumetric calculation which indicates serious uncertainty here. We did not find any downhole log information in your supplemental information. Please explain your proved reserve estimation methodology here.

General

We have not concluded our examination of your supplemental engineering information. We may have additional comments.

Closing Comments

As appropriate, please amend your document in response to these comments.
  You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please direct questions regarding engineering issues and related disclosures to Ronald Winfrey at (202) 942-1778. In his absence, please contact the undersigned at (202) 942-1900.


							Sincerely,


							H. Christopher Owings
							Assistant Director
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El Paso Corporation
September 29, 2004
page 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE